Exhibit 99.1

Adlai Nortye Ltd. to Present Encouraging Data of the Combination of AN0025 and Definitive Chemoradiotherapy (dCRT) at ASCO 2024

SINGAPORE and NORTH BRUNSWICK, N.J. and HANGZHOU, China, May 23, 2024 -- Adlai Nortye Ltd. (NASDAQ: ANL) (the “Company” or “Adlai Nortye”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced that it will present preliminary data of AN0025 in combination with definitive chemoradiotherapy (dCRT) in unresectable locally advanced or locally recurrent esophageal cancer (EC) at the upcoming American Society of Cancer Oncology (ASCO) Annual Meeting to be held in Chicago from May 31 to June 4, 2024.

AN0025 is a selective EP4 inhibitor that demonstrates antitumor activity by modulating the accumulation and function of macrophages and immunosuppressive myeloid cells in tumor microenvironment. The combination of AN0025 with CRT as neoadjuvant therapy has shown synergistic antitumor efficacy in locally advanced rectal cancer in a prior clinical trial (NCT03152370). The AN0025S0104 study is a single-arm, open-label, multicenter, Phase Ib study comprising a dose escalation phase followed by an expansion phase, aimed at evaluating the safety, tolerability, and feasibility of AN0025 plus dCRT for unresectable locally advanced or locally recurrent EC or esophagogastric junction cancer.

“Our participation in this clinical study underscores our unwavering dedication to pioneering novel cancer therapies with global reach,” said Lars Birgerson, President and Chief Medical Officer of Adlai Nortye Ltd. “As we advance oncology research, our commitment remains steadfast in addressing unmet patient needs through innovative drug discovery and strategic partnerships. We look forward to joining the oncology community in Chicago and sharing updates on our cutting-edge pipeline of programs.”

Details regarding the Adlai Nortye abstract at ASCO 2024 are as follows:

Abstract title: AN0025 in combination with definitive chemoradiotherapy (dCRT) in unresectable locally advanced or locally recurrent esophageal cancer (EC): a single-arm, open-label, multicenter, Phase Ib study (AN0025S0104)

Presenting Author: Nan Bi, Department of Radiation Oncology, National Cancer Center/National Clinical Research Center for Cancer/Cancer Hospital, Chinese Academy of Medical Sciences and Peking Union Medical College

Abstract Number: e16076

Link Abstract on ASCO site: https://meetings.asco.org/abstracts-presentations/235715

About Adlai Nortye

Adlai Nortye (NASDAQ: ANL) is a global clinical-stage biotechnology company focused on the discovery and development of innovative cancer therapies for patients across the spectrum of tumor types, with global R&D centers established in New Jersey, US, and Hangzhou, China. With a strategic emphasis on oncology, the company has identified and developed a robust pipeline of six drug candidates.

Adlai Nortye has assembled a global management team and a scientific advisory board with industry leaders and influential scientists to provide important strategic guidance to its R&D, business development, and operational organizations. In addition to building its own R&D capabilities, the Company continues to seek and secure partnerships with leading multi-national pharmaceutical companies such as Eisai and Novartis, to fully realize the potential of its pipeline programs. The Company strives to become a global leader in the next wave of oncology therapies employing a combination therapy strategy. Its ultimate goal is to transform deadly cancer into a chronic and eventually curable disease.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company's preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company's therapeutic candidates; the Company's ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company‘s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company's expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:
Investor Relations:

Charles Zhou

Amanda Kong

Adlai Nortye Ltd.

ir@adlainortye.com